
02006123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RD CAPITAL GROUP. INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BANK TRUST PLAZA - SUITE 305. 255 Ponce de León Ave.
(No. and Street)

San Juan (City) P.R.. (State) 00917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramón Dominguez (787)282-0303
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE SOTO PASARELL GRANT THORNTON
(Name — if individual, state last, first, middle name)

33 Bolivia St., Fourth Floor (Address) San Juan, (City) P.R. (State) 00917 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aff no. 617

OATH OR AFFIRMATION

I, Ramón Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD Capital Group, INc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT & CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RD CAPITAL GROUP, INC.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

TOGETHER WITH AUDITORS' REPORT



RD CAPITAL GROUP, INC.

INDEX





Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton


Kevane Soto Pasarell Grant Thornton LLP

Independent Auditors' Report
To the Shareholders of
RD Capital Group, Inc.:

We have audited the accompanying balance sheets of **RD CAPITAL GROUP, INC.** (a Puerto Rico corporation) as of December 31, 2001 and 2000, and the related statements of (loss) income and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RD Capital Group, Inc.** as of December 31, 2001 and 2000, and the results of its operations and its cash flows for years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
January 25, 2002.


KEVANE SOTO PASARELL GRANT THORNTON LLP
CERTIFIED PUBLIC ACCOUNTANTS
SELLO

33 Bolivia Street
4th Floor
San Juan, Puerto Rico 00917
T (787) 754-1915 / F (787) 751-1284
E kps@kevane.com
www.kevane.com

RD CAPITAL GROUP, INC.

BALANCE SHEETS – DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash	$ 206,671	$ 598,268
Commissions receivables	-	10,434
Other receivables	1,191	2,114
Prepaid expenses	6,108	23,694
Total current assets	213,970	634,510
PROPERTY AND EQUIPMENT:		
Furniture and fixtures	74,012	74,012
Computers and other office equipment	5,376	5,376
Leasehold improvements	12,998	12,998
	92,386	92,386
Less- Accumulated depreciation and amortization	(67,378)	(58,908)
Net property and equipment	25,008	33,478
OTHER ASSETS:		
Deposit with Clearing House	100,000	100,000
Investment in NASD, at cost	3,300	3,300
Total other assets	103,300	103,300
Total assets	$ 342,278	$ 771,288

The accompanying notes are an integral part of these balance sheets.

RD CAPITAL GROUP, INC.

BALANCE SHEETS -- DECEMBER 31, 2001 AND 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES:		
Accounts payable	$ 31,636	$ 14,868
Commissions payable	4,587	-
Accrued payroll taxes and withholdings	15,729	13,413
Other accrued expenses	12,408	200,242
Due to stockholders	-	250,626
Accrued corporate income taxes	3,216	3,330
Total current liabilities	67,576	482,479
SUBORDINATED NOTES PAYABLE TO STOCKHOLDER	225,000	225,000
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000	35,000
Additional paid-in capital	6,035	6,035
Accumulated earnings	8,667	22,774
Total stockholders' equity	49,702	63,809
Total liabilities and stockholders' equity	$ 342,278	$ 771,288

The accompanying notes are an integral part of these balance sheets.

RD CAPITAL GROUP, INC.

STATEMENTS OF (LOSS) INCOME AND ACCUMULATED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Commissions and fees	$ 1,052,403	$ 1,201,157
Interest and other income	19,419	29,229
Total revenues	1,071,822	1,230,386
OPERATING EXPENSES:		
Employee compensation, commissions, payroll taxes and benefits	695,385	824,535
Travel and entertainment	93,550	102,056
Communications and postage	80,083	58,096
Occupancy costs and office expenses	61,181	68,279
Auto expenses	40,904	39,727
Professional and temporary services	30,513	33,912
Dues, subscriptions and other registration fees	18,188	19,329
Property, municipal and other taxes	17,774	22,636
Other expenses	14,178	9,970
Insurance	11,952	11,623
Advertising	11,093	12,097
Depreciation and amortization	8,470	9,856
Interest and bank charges	881	9,554
Total operating expenses	1,084,152	1,221,670
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAX	(12,330)	8,716
PROVISION FOR INCOME TAX	1,777	7,574
NET (LOSS) INCOME	(14,107)	1,142
ACCUMULATED EARNINGS, beginning of year	22,774	21,632
ACCUMULATED EARNINGS, end of year	$ 8,667	$ 22,774

The accompanying notes are an integral part of these statements.

RD CAPITAL GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Commissions and fees	$ 1,083,194	$ 1,254,658
Operating expenses paid	(1,472,019)	(738,565)
Interest paid	(881)	(9,554)
Income tax paid	(1,891)	(4,898)
Net cash (used in) provided by operating activities	(391,597)	501,641
CASH FLOWS USED IN INVESTING ACTIVITIES-- purchase of NASD investment	-	(3,300)
(DECREASE) INCREASE IN CASH DURING THE YEAR	(391,597)	498,341
CASH BALANCE, beginning of year	598,268	99,927
CASH BALANCE, end of year	$ 206,671	$ 598,268
RECONCILIATION OF NET (LOSS) INCOME TO NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:		
Net (loss) income	$ (14,107)	$ 1,142
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities-		
Depreciation and amortization	8,470	9,856
(Increase) decrease in assets-		
Commissions and other receivables	11,357	24,272
Prepaid expenses	17,586	21,885
Increase (decrease) in liabilities-		
Accounts and commissions payable	21,355	7,970
Accrued payroll taxes and withholdings	2,316	1,634
Due to stockholders	(250,626)	238,000
Accrued corporate income taxes	(114)	2,676
Other accrued expenses	(187,834)	194,206
Total adjustments	(377,490)	500,499
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	$ (391,597)	$ 501,641

The accompanying notes are an integral part of these statements.

RD CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

(1) Organization and summary of significant accounting policies:

Organization-

RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994 and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing (a division of Donaldson, Lufkin & Jenrette Securities Corporation), a correspondent U.S. based firm who maintains all accounts for the customers. The most significant accounting policies followed by the Company are the following:

(a) Revenues and expenses -

Commission revenues are recorded on a settlement date basis. Other revenues and expenses are recorded following the accrual basis of accounting.

(b) Property and equipment -

Property and equipment is recorded at cost. Depreciation and amortization is provided on a straight-line basis using the following estimated useful lives.

Furniture and fixtures	10 years
Computers and other office equipment	3 - 5 years
Leasehold improvements	5 years

(c) Use of estimates -

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income taxes -

The Company follows the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for financial accounting and reporting for income taxes.

(2) **Deposit with Clearing House:**

This constant deposit is a requirement of Pershing, the US based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was invested by Pershing. During the years 2001 and 2000 year the funds were invested in obligations of the Federal Home Loan Bank, which were redeemed as of December 31, 2001 and are kept as cash funds. Balances as of December 31, 2001 and 2000 were as follows:

Investment Description	2001	2000
Federal Home Loan Bank, maturing March 9, 2001 and February 2, 2000	$ -	$ 100,000
Cash funds	$ 100,000	$ -

(3) **Subordinated notes payable to stockholder:**

The borrowings from stockholder under subordination agreements at December 31, 2001 and 2000, are listed below:

Description	Amount
Non-interest bearing subordinated note due on June 30, 2004	$ 75,000
Non-interest bearing subordinated note due on July 30, 2004	100,000
Non-interest bearing subordinated note due on June 30, 2005	50,000
Total	$ 225,000

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers and are available in computing the net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. See related Note (8).

(4) Retirement plan:

The Company organized a defined employer contribution plan effective January 1, 1998. The Plan covers all of the Company employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits of contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. Employer contribution for the years ended December 31, 2001 and 2000 aggregated $190,000 and $206,800, respectively.

(5) Income taxes:

A reconciliation of the Company's income tax expense for the year ended December 31, 2001 and 2000 is as follows:

Description	2001	2000
Income tax expense (credit) at statutory rates	$ (2,466)	$ 1,743
Under accrual of prior year income tax provision	-	4,898
Tax effect of permanent differences	4,243	933
Total income tax expense	$ 1,777	$ 7,574

(6) Lease commitments:

The Company operates in premises comprising 1,892 square feet occupied under the terms of a lease agreement expiring in March 2005. Aggregate annual payments under this lease agreement amounted to $38,042 and $36,576 during 2001 and 2000, respectively. Future commitments under this operating lease for the next five years are as follows:

Year	Amount
2002	40,547
2003	41,711
2004	42,750
2005	10,750
	$ 135,758

At its expiration on March 31, 2005, the lease agreement may be renewed for an additional five-year period, pursuant to the compliance with certain conditions more fully described in the lease agreement.

(7) **Concentration of credit risk:**

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institution. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(8) **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions. At December 31, 2001 and 2000 the Company had the following net capital figures:

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
2001	.29 to 1	$ 50,000	$ 234,784	$ 228,026
2000	1.08 to 1	$ 50,000	$ 214,945	$ 191,760

(9) **Supplementary information:**

The accompanying Schedules I, II, III and IV have been prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Other schedules such as; Determination of Reserve Requirements; Information Relating to Possession or Control Requirements; and Schedule of Segregation Requirements which are required per SEC Rule 15c3-3 are omitted as being not applicable since, through December 31, 2001 and 2000, the Company has had no activities that would need to be disclosed on such schedules.

SCHEDULE I

RD CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
NET CAPITAL:		
Total stockholders' equity	$ 49,702	$ 63,809
Add- Liabilities subordinated to claims of general creditors		
allowable in computation of net capital	225,000	225,000
Total capital and allowable subordinated liabilities	274,702	288,809
Less- Non-allowable assets-		
Petty cash	200	200
Other receivables	1,191	1,325
Prepaid expenses	6,108	23,694
Property and equipment	25,008	33,478
Other assets	3,300	3,300
Total non-allowable assets	35,807	61,997
Less- Haircuts on securities-		
Money market account	4,111	11,867
Net capital	$ 234,784	$ 214,945
AGGREGATE INDEBTEDNESS:		
Items included in the accompanying balance sheet-		
Accounts payable to suppliers	$ 31,636	$ 14,868
Commissions payable	4,587	-
Accrued payroll taxes and withholdings	15,729	13,413
Other accrued expenses	12,408	200,242
Accrued corporate income taxes	3,216	3,330
Total aggregate indebtedness	$ 67,576	$ 231,853
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum required net capital (aggregate indebtedness / 15)	$ 4,505	$ 15,457
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Highest minimum net capital requirement (highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital -- $50,000)	$ 184,784	$ 164,945
Excess net capital (net capital - 10% of aggregate indebtedness)	$ 228,026	$ 191,760
Ratio: Aggregate indebtedness to net capital	.29 to 1	1.08 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA Form X-17A as of December 31, 2001 and 2000):		
Net capital, as reported in Company's Part IIA		
(Unaudited) FOCUS report	$ 266,009	$ 224,790
Correction of previously reported non-allowable assets	-	3,265
Net audit adjustments	(31,225)	(13,110)
Net capital per above	$ 234,784	$ 214,945

SCHEDULE II

RD CAPITAL GROUP, INC.

RECONCILIATION OF AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 17A-5 (D)(4)

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part 11A Form X-17A-5 as of December 31, 2001 and 2000):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 36,351	$ 470,788
Correction of previously reported aggregate indebtedness	-	(250,626)
Audit adjustments	31,225	11,691
Schedule I	$ 67,576	$ 231,853

SCHEDULE III

RD CAPITAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Paid-in Capital	Accumulated Earnings	Total
BALANCE, December 31, 1999	$ 35,000	$ 6,035	$ 21,632	$ 62,667
NET INCOME	-	-	1,142	1,142
BALANCE, December 31, 2000	35,000	6,035	22,774	63,809
NET LOSS	-	-	(14,107)	(14,107)
BALANCE, December 31, 2001	$ 35,000	$ 6,035	$ 8,667	$ 49,702

RD CAPITAL GROUP, INC.

STATEMENTS OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
SUBORDINATED LIABILITIES, beginning of year	$ 225,000	$ 225,000
INCREASES/RETIREMENTS-		
Issuance (payments) of subordinated note	-	-
SUBORDINATED LIABILITIES, end of year	$ 225,000	$ 225,000



Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton


Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL

CONTROL STRUCTURE

REQUIRED BY SEC RULE 17 A-5

To the Board of Directors of
RD Capital Group, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of **RD CAPITAL GROUP, INC.** for the years ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

(1) Making quarterly securities examinations, counts verifications, and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

33 Bolivia Street
4th Floor
San Juan, Puerto Rico 00917
T (787) 754-1915 / F (787) 751-1284
E kps@kevane.com
www.kevane.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
January 25, 2002.



